UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 14, 2012

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains NXP Semiconductors N.V.’s press release dated November 14, 2012 entitled: “NXP Announces Early Tender Results of the Tender Offer for 9 3/4% Senior Secured Notes due 2018”.

Exhibits

1.	Press release dated November 14, 2012 entitled: “NXP Announces Early Tender Results of the Tender Offer for 9 3/4% Senior Secured Notes due 2018”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 14th day of November 2012.

NXP Semiconductors N.V.

/s/ P. Kelly
P. Kelly, CFO

Exhibit 1

NOT FOR DISTRIBUTION IN ITALY

NXP Announces Early Tender Results of the

Tender Offer for 9 3/4% Senior Secured Notes due 2018

Eindhoven, the Netherlands, November 14, 2012. NXP Semiconductors N.V. (together with its subsidiaries, “NXP”) today announced the early tender results of the previously announced tender offer (the “Tender Offer”) by NXP B.V. for up to $500 million in cash of outstanding U.S. dollar-denominated 9 3/4% Senior Secured Notes due 2018 (the “Notes”), jointly and severally issued by NXP B.V. and NXP Funding LLC. The purpose of the Tender Offer is to allow NXP to lower its interest cost and to extend the maturity profile of its debt. NXP expects to use funds raised in the debt securities or term loan markets to fund the purchase of the Notes in the Tender Offer.

The table below sets forth the results of the Tender Offer for the Notes, according to information provided by Deutsche Bank Trust Company Americas (the “Tender Agent”), as of the early tender deadline of 5:00 p.m., New York City time, on November 9, 2012. As the aggregate principal amount of the Notes tendered exceeds the $500 million maximum tender amount, the amount of Notes, if any, that will be accepted for purchase will be prorated pursuant to the terms of the offer to purchase dated October 24, 2012 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”).

CUSIP/ISIN	Title of Notes to be tendered	Outstanding Principal Amount	Amount of Notes Tendered	Approximate Percentage of Notes Tendered

N65965 AN0/ USN65965AN07 62947Q AK4/ US62947QAK40	9 3/4% Senior Secured Notes due 2018	$922,470,000.00	$678,020,000.00	73.50%

Expiration Deadline. The Tender Offer expires at 11:59 p.m., New York City time, on November 26, 2012. The early tender deadline, which was also the withdrawal deadline, has passed. As a result, validly tendered Notes may no longer be withdrawn or revoked. Holders who validly tender additional Notes prior to the expiration time will receive $1,142.50 per $1,000 principal amount of such Notes tendered and accepted for purchase, plus accrued and unpaid interest, and will be subject to proration.

Terms and Conditions. The Tender Offer is subject to the satisfaction or waiver of certain terms and conditions, including the Financing Condition. The terms and conditions of the Tender Offer, including the Financing Condition and the proration described above, can be found in the Offer to Purchase and the related Letter of Transmittal.

Additional Information. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Goldman, Sachs & Co. are serving together as the dealer managers in connection with the Tender Offer (the “Dealer Managers”). D.F. King & Co., Inc. is serving as information agent for the Tender Offer (the “Information Agent”). Deutsche Bank Trust Company Americas is serving as the Tender Agent. Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Dealer Managers, the Information Agent or the Tender Agent. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer. Any required documents should be sent or delivered by each holder or its broker, dealer, commercial bank, trust company or other nominee to the Tender Agent at the addresses set forth on the back cover of the Offer to Purchase. None of NXP, NXP B.V., the Dealer Managers, the Information Agent, the Tender Agent, the trustee for the Notes or any of their affiliates are making any recommendations to holders of Notes as to whether to tender or refrain from tendering their Notes in the Tender Offer. Holders of Notes must decide how many Notes they will tender, if any.

Qualification. This announcement is neither an offer to purchase nor the solicitation of an offer to sell any of the securities described herein. No offer shall be made in any jurisdiction where such offer or purchase would be unlawful. Holders should seek their own advice based on their particular circumstances from an independent adviser. The offer is made only by, and pursuant to, the terms set forth in the Offer to Purchase and the Letter of Transmittal, and the information in this press release is qualified by reference thereto.

Forward-Looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available from the SEC website, www.sec.gov.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. NXP is a global semiconductor company with operations in more than 25 countries.

For further information, please contact:

The Dealer Managers

BofA Merrill Lynch

One Bryant Park

New York, New York 10036

Attn: Debt Advisory

Collect: +1 (646) 855-3401

Toll-free: +1 (888) 292-0070

Deutsche Bank Securities Inc.

60 Wall Street, 2nd Floor

New York, New York 10005

Attn: Liability Management Group

Collect: +1 (212) 250-7527

Toll-free: +1 (855) 287-1922

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

Attn: Liability Management Group

Collect: +1 (800) 828-3182

Toll-free: +1 (212) 902-5183

The Tender Agent

Deutsche Bank Trust Company Americas

DB Services Americas, Inc.

MS JCK01-D218

5022 Gate Parkway, Suite 200

Jacksonville, FL 32256

United States of America

Attention: Reorganization Unit

Tel: +1-800-735-7777, Option 1

Email: db.reorg@db.com

The Information Agent

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Tel: +1 (212) 269-5550

Toll-free: +1 (800) 207-3158

E-mail: NXP@dfking.com

For questions to NXP, please contact:

Investors

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media

Lieke de Jong-Tops

lieke.de.jong-tops@nxp.com

+31(0)40 272 5202